Helena Lee

Associate General Counsel

Direct Line: (310) 772-6259

E-mail: helena.lee@aig.com

Via EDGAR and Electronic Mail

April 17, 2018

David Orlic

Senior Counsel

Disclosure Review Office

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variable Separate Account (“Registrant”)

American General Life Insurance Company (“Depositor”)

Polaris Advisory Variable Annuity

Initial Registration Statements on Form N-4

File Numbers: 333-223017 and 811-03859

Dear Mr. Orlic:

Thank you for your letter dated April 10, 2018 regarding the initial Form N-4 Registration Statement referenced above. We have responded to your comments as follows:

General

1.	Comment - Please advise whether there are any types of guarantees or support agreements with third parties to support any of the Company’s obligations under the contract or whether the Company will be solely responsible for payment of contract benefits.

Response - We confirm that there are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the Contract. The Company (“AGL”) will be solely responsible for payment of Contract benefits.

Cover page

2.	Comment - Please indicate with an asterisk or by some other method the underlying funds that are not available if an investor elects the optional living benefits.

Response – The underlying funds that are not available if an investor elects an optional living benefit are different depending on the living benefit elected. We respectfully ask that we add disclosure to the cover page that states the following rather than adding multiple asterisks to the underlying funds which may be confusing to the contract owner:

“If you elect a living benefit, not all Underlying Funds are available as investment options. Please see “Are there investment requirements if I elect a living benefit?” under OPTIONAL LIVING BENEFITS for details.”

Fee Table, page 6

3.	Comment - Please revise the fee and expense tables on pages 6 and 7 so that they are in the format required by Item 3 of Form N-4.

Response – We have revised the fee and expense tables in the format required by Item 3 of Form N-4.

4.	Comment - Please update footnotes 3 and 4 to reflect the most recent fiscal year-end and any consequent contract extension.

Response –We have updated footnotes 3 and 4 to reflect the most recent fiscal year-year and any consequent contractual waiver extension.

5.	Comment - Please revise the first sentence in the paragraph following the footnotes to state affirmatively that, if an investor opts for a living benefit, a portion of the investor’s assets will be invested in the noted funds.

Response – The underlying funds listed in footnote 6 are investment options available under the guaranteed living benefit, but they are not required investment options. We have indicated accordingly in the first sentence: “Due to the investment requirement associated with the living benefit, a portion of your assets may be invested in the…”

Maximum and Minimum Expense Examples, page 8

6.	Comment - Please confirm in your response that condensed financial information has not been provided for any subaccount offered under the contract because no such subaccount has commenced operations as of the date of the prospectus. Alternatively, if any subaccount has been previously made available under any other contract offered through the same separate account (e.g., the other contract has the same underlying fund option and same total separate account expense), then please include in the prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). See Instruction 1 to Item 4(a) of Form N-4.

Response – We confirm that the condensed financial information has not been provided for any subaccount offered under this contract because no subaccount has commenced operations as of the date of the prospectus.

Purchase Payment Restrictions, page 10

7.	Comment - Please prominently disclose the information contained in the first sentence of the first bullet point, as well as the consequences.

Response – The information contained in the first sentence of the first bullet point has been made more prominent in bold print and revised as follows:

“We will not accept subsequent Purchase Payments on or after the first contract anniversary if you have elected an optional living benefit feature. If you send a subsequent Purchase Payment after the first contract anniversary, the Purchase Payment will not be considered to be received by us and we will return the Purchase Payment.”

IRA and State Free Look Restrictions, page 12

8.	Comment - In the last paragraph of this subsection, disclosure indicates that you reserve the right to invest an investor’s money in a money market or similar portfolio. Please delete this reference to a similar portfolio or provide a basis for allocating investments in this manner. See State Farm no-action letter (Oct. 24, 1997).

Response – We have deleted the reference to “a similar portfolio” in the paragraph referenced.

Fixed Accounts, page 18

9.	Comment - Please disclose the following with respect to interests in the Fixed Accounts:

•	the issuance to contract owners of interests in the Fixed Accounts is not registered under the Securities Act; however, disclosures in the prospectus about the Fixed Accounts are subject to certain generally applicable provisions of the federal securities laws regarding the accuracy and completeness of disclosures;
•	the Fixed Accounts are not registered as investment companies under the Investment Company Act; and
•	how contract owners can obtain current interest rates.

Response – We have revised the first two paragraphs under the header FIXED ACCOUNTS as follows:

“FIXED ACCOUNTS

Your contract may offer a Fixed Account for a guaranteed period. Your fixed account interest crediting rates are guaranteed for amounts allocated to each fixed account for up to 1 year. Thereafter, for fixed accounts other than Dollar Cost Averaging fixed account options (as described below), we will declare annual fixed account crediting rates each contract year, and this rate will never be lower than the minimum guarantee rate as referenced in your contract. Factors that influence the declared fixed account renewal rate include, but are not limited to, the level of US treasury rates, credit spreads on corporate bonds and other fixed income instruments, company asset-liability matching strategies, the length of the withdrawal charge period and the number of years since your annuity contract was issued. You may obtain current interest rates by calling the Annuity Service Center or by speaking with your financial advisor.

Allocations to the Fixed Accounts are obligations of the General Account. In reliance on certain exemptions and exclusions, interests in the General Account are not registered as securities under the Securities Act of 1933 and not registered as an investment company under the Investment Company Act of 1940. However, the disclosures in the prospectus about the Fixed Accounts are subject to certain provisions of the federal securities laws regarding the accuracy and completeness of disclosures. Please see GENERAL ACCOUNT below.”

Transfers/Withdrawals from Fixed Accounts, page 18

10.	Comment - Disclosure states as follows: “If available, you may systematically transfer interest earned in available Fixed Accounts into any of the Variable Portfolios on certain periodic schedules offered by us.” Please clarify the availability and schedule for these transfers.

Response – We confirm that contract owners may systematically through our dollar cost averaging program transfer interest earned in available Fixed Accounts into any of the Variable Portfolios monthly. Therefore, we have revised our disclosure as follows:

“If available through our dollar cost averaging program, you may systematically transfer interest earned in available Fixed Accounts into any of the Variable Portfolios on a monthly basis.”

Processing Withdrawal Requests, page 23

11.	Comment - Please clarify in the first paragraph that you will make payments within 7 days.

Response – We confirm that we will make payments within 7 days and have revised the first sentence of the first paragraph as follows:

“A request to access money from your contract, as outlined above, must be submitted in writing and in Good Order to the Annuity Service Center at the following address. Withdrawals are processed effective the date they are deemed in Good Order and payments are made within 7 business days.”

Overview of Living Benefits, page 24

12.	Comment - Please disclose the following in the overview:
a)	The contingent nature of the optional riders’ guarantees, e.g., that the chance of outliving contract value and actually receiving lifetime payments from the Company, particularly in light of the investment restrictions, is minimal.
b)	The investment restrictions under the riders have been chosen to minimize the risk that the contract value will be reduced to zero before the covered person(s)’ death, thereby requiring the Company to make lifetime payments from its General Account.
c)	The guarantee to pay lifetime payments if an investor’s contract value goes to zero is subject to the Company’s financial strength and claims paying ability.
d)	Withdrawals taken while contract value is greater than zero are withdrawals of the contract owner’s own money.
e)	Other factors that may make the purchase of the optional riders unsuitable (e.g., the contract owner does not intend to take withdrawals prior to annuitization, intends to take withdrawals that exceed the Maximum Annual Withdrawal Amount).

Response – For comment a), we disclose the contingent nature of the optional riders’ guarantee in the second paragraph of the overview as follows:

“You may never need to rely on this protection as the benefit’s value is dependent on your contract’s performance, your withdrawal activity and your longevity.”

We have added the disclosures in the Overview section to incorporate your comments on b), c), d) and e) as follows:

“The investment requirements may reduce the need to rely on the guarantees provided by these living benefits because they allocate your investment across asset classes and potentially limit exposure to market volatility. Therefore, the investment restrictions reduce the Company’s risk that the Contract Value will be reduced to zero before the covered person(s)’ death. Withdrawals taken while Contract Value is greater than zero are withdrawals of the contract owner’s own money. Any amounts that we may pay under the feature in addition to your contract value are subject to the Company’s financial strength and claims-paying ability. Excess Withdrawals may significantly reduce the value of or terminate the living benefit; therefore, election of the living benefit may not be appropriate for a contract owner who intends to take withdrawals greater than the maximum annual withdrawal amount. Please consult your investment advisor regarding which Variable Portfolios are appropriate for the living benefit you elected.”

Minimum Income Base, page 26

13.	Comment - Please clarify the chart appearing on page 26, and the narrative preceding it, to more clearly demonstrate how the current Minimum Income Base structure differs from that which is currently available. The chart appears to address only one of those two items, rather than the difference between the two, and it is unclear which item is being addressed. Please also explain in detail in your response the change that is being made to this benefit. We note that, in prior versions of the contract, these two options carried the same fee.

Response – In prior versions of the contract, these two living benefit had the same fee; however, we modified the Polaris Income Plus Daily living benefit in a Post-Effective Amendment 485(a) filings in February 15, 2017 to add the new Minimum Income Base parameter which was new to the Polaris Income Plus Daily living benefit. Along with adding the Minimum Income Base, we changed the living benefit fee for Polaris Income Plus Daily.

The chart on page 26 refers to the Minimum Income Base for the Polaris Income Plus Daily living benefit, we have revised the disclosure to clarify the Minimum Income Base parameters for the two living benefits as follows:

“Minimum Income Base (for Polaris Income Plus only)

The guaranteed minimum amount is specified as a percentage of the first Benefit Year’s Purchase Payments and is available during the Minimum Income Base period provided no withdrawals are taken prior to the 12th Benefit Year Anniversary during the Minimum Income Base period as follows:

Minimum Income Base Period (if no withdrawals are taken prior to the Benefit Year Anniversary)	Minimum Income Base Percentage (as a Percentage of the 1st Benefit Year’s Purchase Payment)
12th Benefit Year Anniversary	200%

The Minimum Income Base is determined on the 12th Benefit Year Anniversary during the Minimum Income Base Period provided no withdrawals are taken prior to the 12th Benefit Year

Anniversary.

Minimum Income Base (for Polaris Income Plus Daily only)

The guaranteed minimum amount is specified as a percentage of the first Benefit Year’s Purchase Payments and is available during the Minimum Income Base period provided no withdrawals are taken prior to each Benefit Year Anniversary during the Minimum Income Base period as follows:

Minimum Income Base Period (if no withdrawals are taken prior to the Benefit Year Anniversary)	Minimum Income Base Percentage* (as a Percentage of the 1st Benefit Year’s Purchase Payment)
1st Benefit Year Anniversary	105%
2nd Benefit Year Anniversary	110%
3rd Benefit Year Anniversary	115%
4th Benefit Year Anniversary	120%
5th Benefit Year Anniversary	125%
6th Benefit Year Anniversary	130%
7th Benefit Year Anniversary	135%
8th Benefit Year Anniversary	140%
9th Benefit Year Anniversary	145%
10th Benefit Year Anniversary	150%
11th Benefit Year Anniversary	155%
12th Benefit Year Anniversary	160%
13th Benefit Year Anniversary	165%
14th Benefit Year Anniversary	170%
15th Benefit Year Anniversary	175%

* The Minimum Income Base percentage is also known as a simple interest rate “roll-up.”

The Minimum Income Base is determined on each Benefit Year Anniversary during the Minimum Income Base Period. The Minimum Income Base equals the Minimum Income Base percentage multiplied by Purchase Payments as long as no withdrawals are taken prior to that Benefit Year Anniversary. Upon your first withdrawal during the Minimum Income Base period, you are no longer eligible for adjustments to your Income Base based on the above Minimum Income Base Table.”

14.	Comment - Please consider adding a chart and/or a Q&A in the prospectus to succinctly and clearly explain the differences between the two optional living benefits.

Response – We have provided a chart under a new subheader called “what are the differences between Polaris Income Plus and Polaris Income Plus Daily?” to succinctly explain the differences between the two optional living benefits as follows:

Living Benefit Parameter	Polaris Income Plus	Polaris Income Plus Daily
Initial Annual Fee Minimum/Maximum Fee - same	1.00% One Covered Person 1.25% Two Covered Period Minimum Fee: 0.60% Maximum Fee: 2.50%	1.15% One Covered Person 1.35% Two Covered Person Minimum Fee: 0.60% Maximum Fee: 2.50%
Minimum Income Base	Minimum Income Base Percentage: 200% Minimum Income Base Period: 12 years if no withdrawals are taken	Range of Minimum Income Base Percentage*: 105% - 175% Minimum Income Base Period: Years 1-15; upon the first withdrawal, no further adjustments are made to the Minimum Income Base
Income Credit	6% Income Credit available in first 12 Benefit Years – the Income Credit is reduced in years withdrawals are taken	N/A
Investment Requirements	10% Secure Value Account 90% in Variable Portfolios (total of 18 investment options)	10% Secure Value Account 90% Variable Portfolios (total of 35 investment options)

* For Polaris Income Plus Daily, the Minimum Income Base percentage is also known as a simple interest rate “roll-up.”

Polaris Income Plus Daily, page 28

15.	Comment - We note the last sentence on page 28. This language appears in many places throughout the prospectus. In accordance with plain English principles, please delete references to the reservation of rights that do not apply to purchasers of contracts sold pursuant to this registration statement.

Response - The purpose of this sentence is to provide notice to any prospective purchaser of the contract or a broker-dealer that the investment requirements of the Living Benefits may be modified up until the date of contract issuance. Though we would not modify the investment requirements applicable to an existing contract, we believe that this sentence is helpful in notifying the broker-dealer and/or prospective purchaser that such provisions are subject to change up until the date of contract issue. As such, we respectfully disagree with deleting the disclosure.

How do my investment requirements impact my feature and contract?, page 29

16.	Comment - Please disclose the reason for the investment requirements (that is, there will be less risk to the Company and greater chance the benefit will never need to be paid by the Company).

Response – We have revised the second paragraph under “How do my investment requirements impact my feature and contract?” as follows:

“The investment requirements may reduce the need to rely on the guarantees provided by these Living Benefits because they allocate your investment across asset classes and potentially limit exposure to market volatility. As a result, you may have better, or worse, investment returns by allocating your investments more aggressively. Therefore, the investment restrictions reduce the Company’s risk that the Contract Value will be reduced to zero before the Covered Person(s)’ death.”

Rebalancing and Investment Requirements, page 30

17.	Comment - In the fifth step, please add language confirming, if true, that the Income Credit is not reduced at all if no withdrawals are taken during the preceding Benefit Year.

Response – We confirm that the Income Credit Percentage is not reduced if no withdrawals are taken during the preceding Benefit Year and have revised the disclosure as follows:

“If no withdrawals are taken during the Benefit Year, the Income Credit Percentage is not reduced. The Income Credit Percentage is reduced but not eliminated in any Benefit Year in which cumulative withdrawals during the preceding Benefit Year are less than 6.0% of the Income Base and not greater than the Maximum Annual Withdrawal Amount applicable to the income option you elected.”

18.	Comment - Also in the fifth step, please clarify whether 5.6% is the Income Credit Percentage for two Covered Persons. Also consider including a numerical example like the one included in this step for all the steps that come after it.

Response – The 5.6% is not the Income Credit Percentage for two Covered Persons, it is a hypothetical cumulative withdrawal rate used to demonstrate that a withdrawal that is in excess of the Maximum Annual Withdrawal Amount for two Covered Persons. We provide detailed numerical examples in Appendix C – OPTIONAL LIVING BENEFIT EXAMPLES and we have added disclosure referencing this appendix as follows:

“Please see APPENDIX C for detailed numerical examples of your living benefit.”

What happens to the Secure Value Account and Automatic Asset Rebalancing…, page 37

19.	Comment - The first paragraph implies that, following the first 90 days after transfer to a money market portfolio, the contract owner can no longer move the funds out of the money market portfolio. Please revise the disclosure to clarify this point.

Response – We will add clarifying language that the contract owner can move funds at any time as follows:

“Amounts allocated to the Secure Value Account will be automatically transferred to a money market or similar portfolio. From the day following the automated transfer from the Secure Value Account, you may transfer this amount to another available investment option under the contract for a period of 90 days and such transfer will not count against the annual number of free transfers or U.S. Mail transfers, or incur a transfer fee. You may move your funds out of the money market or similar portfolio at any time.”

When Death Benefits Are Calculated, page 38

20.	Comment - Please clarify in the paragraph following the bullet points that, if the beneficiary doesn’t make any specifications, the funds will remain in the same investment options that the contract owner had elected before death.

Response – We confirm that if the beneficiary doesn’t make any specifications, the funds will remain in the same investment options that the contract owner had elected before death and have added clarifying language as follows:

“For an individual beneficiary, the Contract Value remains invested in the allocations elected by the contract owner before death until the claim is in Good Order and processed.

For multiple beneficiaries, the Contract Value remains invested in the allocations elected by the contract owner before death until the claim for the first beneficiary is in Good Order and processed. When the first beneficiary’s claim is processed, the Contract Value is then transferred to the death claim pending account earning a fixed interest rate, and the amounts remain there until all claims are processed.”

Return of Purchase Payment Death Benefit, page 40

21.	Comment - In the descriptions of the two benefits, please clarify, if true, that the payment is the greater of paragraph 1 or 2.

Response – You are correct, we inadvertently deleted “The death benefit is the greater of” language and have added it back in as follows:

“The following describes the Return of Purchase Payment death benefit without election of a Living Benefit:

The death benefit is the greater of:

1.	Contract value; or
2.	Net Purchase Payments.

The following describes the Return of Purchase Payment death benefit with election of a Living Benefit:

The death benefit is the greater of:

1.	Contract Value; or
2.	Purchase Payments reduced by:
a.	any Withdrawal Adjustments, as defined above, if the Living Benefit has not been terminated; or
b.	any Withdrawal Adjustments, as defined above, prior to the date the Living Benefit is terminated; and reduced for any withdrawals in the same proportion that the withdrawal reduced the contract value on the date of such withdrawal on or after the date the living benefit is terminated.”

Separate Account Charges, page 42

22.	Comment - Please disclose that there is not necessarily a relationship between the amount of administrative charge imposed under a contract and the amount of expenses that may be attributable to that contract.

Response – We will add the following as the last sentence of the second paragraph:

“There may not necessarily be a relationship between the administrative charge imposed under the contract and the amount of expenses that may be attributable to the contract.”

Reduction or Elimination of Fees, Expenses and Additional Amounts Credited, page 43

23.	Comment - In the reservation of rights appearing in the second paragraph, please advise whether this applies only to prospectively issued contracts. If so, please eliminate this language in accordance with comment 15 above.

Response – As stated in Comment 15, the purpose of this sentence is to provide notice to any prospective purchaser of the contract or a broker-dealer that the fees and expenses may be modified. We believe that this sentence is helpful in notifying the broker-dealer and/or prospective purchaser that such provisions are subject to change. As such, we respectfully disagree with deleting the disclosure.

Annuity Income Options, page 44

24.	Comment - Please revise for clarity the last two paragraphs, which seem identical except for the word “not” appearing in the last paragraph. Please also revise the disclosure to state clearly that, if an investor dies before the first annuity payment, no payments will be made.

Response – You are correct. The identical paragraph was a typographical error and should have been removed. The identical paragraph has been deleted and the remaining language reads as follows:

“If you elect a lifetime based annuity income option without a guaranteed period, your annuity income payments depend on longevity only. That means that you may potentially not live long enough to receive an annuity income payment. If you die before the first annuity payment, payments will be made.”

Exhibits

25.	Comment - Please file a new legal opinion and auditors consent.

Response – We will file the Opinion of Counsel and Consent of Depositor and the auditor’s consent in the pre-effective amendment filing on or about April 24, 2018.

We will file the pre-effective amendment with all relevant exhibits and financial statements on or about April 24, 2018. We will include this response letter in the pre-effective amendment as well.

Thank you for your consideration. Should you have any questions or need any additional information concerning the Registration Statements, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ Helena Lee

Helena Lee